28405 Van Dyke Ave.
Warren, MI 48093
www.AssetAcceptance.com

May 30, 2007
Christina Chalk, Esq.,
  Special Counsel
Securities and Exchange Commission,
  Division of Corporation Finance,
  Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Re:	ASSET ACCEPTANCE CAPITAL CORP.
Schedule TO-C filed April 24, 2007
Schedule TO-C filed on April 26, 2007
Schedule TO-C filed on May 4, 2007
Schedule TO-I filed on May 9, 2007
Amendment No. 1 to Schedule TO-I filed on May 23, 2007
SEC File No. 5-80445
Dear Ms. Chalk:
     On behalf of Asset Acceptance Capital Corp. (the “Company”), attached please find Amendment No. 2 to the Schedule TO identified above, which is filed concurrently herewith, relative to the approval of amendments to the Company’s 2004 Stock Incentive Plan by the stockholders of the Company on May 22, 2007.
     Separately, we are providing this letter as requested in the Staff’s comment letter of May 25, 2007 to set forth the Company’s responses to the comment contained in the Staff’s letter. Set forth below is a copy of the Staff’s comment, followed immediately by the Company’s response.
     1. Refer to comment 1 in our prior comment letter dated May 17, 2007 and your response. You state that the agreement to repurchase Sellers’ shares pre-dates the announcement of the tender offer on April 24, 2007. However, as you know, the Stock Repurchase Agreement memorializing that agreement is dated May 8, 2007. Please state when Sellers and Asset Acceptance Capital Corp. reached the binding agreement for the share repurchase which you describe in your response letter. We may have additional comments.

Christina Chalk, Esq.,
  Special Counsel
Securities and Exchange Commission,
May 30, 2007

     RESPONSE: The agreement to repurchase the Sellers’ shares was finalized and binding, subject only to the approval of the tender offer by the Company’s board of directors, on April 2, 2007, at which time each of the Sellers agreed at a meeting of the Company’s board of directors that they would participate in the Company’s stock repurchase plan at the same price per share as paid in the proposed tender offer in a manner that enabled them to maintain their respective ratable ownership interests in the Company. In addition, each of the Sellers confirms the foregoing. As mentioned in our response on May 23, 2007, the Stock Repurchase Agreement, dated May 8, 2007, is simply a memorialization of the April 2, 2007 binding agreement.

     In view of the nature of the changes made to the Offer to Purchase as part of Amendment No. 2 to Schedule TO, the Company does not believe that dissemination to shareholders of a supplement to the Offer to Purchase is required under Rule 13e-4(e)(3). Such dissemination is only required where a material change in the information published has occurred. It is the Company’s view that none of the changes made to the Offer to Purchase, individually or in the aggregate, are material to shareholders or would be reasonably likely to change a reasonable shareholder’s decision whether or not to tender their shares. When filed, Amendment No. 2 to the Schedule TO will be available to security holders on the Company’s website and on the Commission’s website.
     Please contact the undersigned at your earliest convenience with any questions regarding the responses above, or if you have further comments.

Very truly yours, ASSET ACCEPTANCE CAPITAL CORP.
/s/ E. L. Herbert
E. L. Herbert,
Vice President and General Counsel